SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on $30 Million Advanced exploration Program at

Norman Property dated May 19th, 2004

$30 Million Underground Exploration

Program and Feasibility Study at Norman

TORONTO: May 19, 2004 - FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX) announce that the Sudbury Joint Venture has approved a $30 million underground exploration program and feasibility study for the Norman 2000 and Norman North Deposits and will initiate the program immediately upon receipt of all required permits.

The Norman 2000 Deposit underground advanced exploration program and feasibility study are expected to cost $25 million and take 24 months to complete. The underground program (Figure 1) will include sinking a vertical shaft to the 2,450 Level and crosscutting, ramping and drifting in the 2000 Deposit. This work will be followed by detailed underground drilling and bulk sampling. The bulk sampling program will provide grade continuity and metallurgical information, while the underground drilling will augment the positive drill results encountered to date and together will provide sufficient data to allow resource and reserve estimates. Once the underground program has been completed, the Sudbury Joint Venture will conduct a feasibility study and determine the viability of placing the 2000 Deposit into production. In preparation for the shaft sinking program, road access is presently being prepared and a vertical condemnation hole was recently completed at the proposed shaft site.

A contemporaneous $5 million underground program (Figure 1) has also been approved to test the near surface Norman North Deposit via a declined ramp to be collared some 500 feet from the shaft site. This work will permit access to the North Deposit for underground drilling and bulk sampling. The Norman North underground program and feasibility study are expected to take about 12 months and could lead to a production decision by mid next year.

The decision to proceed with the underground program on the Norman Deposits was prompted by the positive drill results encountered to date, including wide intersections of good-grade copper-platinum-palladium-gold-nickel mineralization containing narrower intersections of high-grade mineralization.

The ongoing Norman surface drill program intersected several untested areas within the 2000 Deposit.  Since the previous release on the Norman Property (October 29, 2003) the Sudbury Joint Venture completed 13 surface holes for a total of 31,178 ft into the 2000 Deposit. The complete assay results and borehole locations are shown in Table 1 and Figure 2.  The drill results within the 2000 Deposit are encouraging and help define the 2000 Deposit and its high-grade central core.

TODAY'S HIGHLIGHTS - 2000 DEPOSIT

Hole No	Ft.	Cu%	Ni%	TPM g/T
4123B	47.2	2.1	0.7	5.1
incl	96.2	2.6	0.9	6.8
incl	28.9	3.2	2.3	7.8
4127A	26.1	1.2	0.3	11.5
4131	238.2	1.4	0.2	2.5
incl	49.8	3.6	0.5	5.5
incl	15.0	8.3	1.0	10.3
4134	258.8	4.6	0.6	5.9
incl	60.7	9.2	1.3	8.5
incl	10.8	29.3	0.3	19.7
incl	31.8	15.9	2.8	14.3
4134B	50.0	3.2	0.3	5.1
	159.2	4.3	0.4	7.9
incl	23.1	7.7	0.8	14.8
incl	5.8	31.2	0.5	19.3

In addition to the 2000 Deposit drilling, four surface drill holes (2,809 ft) were completed on the near surface North Deposit, which is located 2,500 ft northeast of the 2000 Deposit. The four widely spaced holes intersected significant copper-platinum-palladium-gold-nickel mineralization and confirmed the geological model. The complete assay results and borehole locations are shown in Table 2 and Figure 3.

TODAY'S HIGHLIGHTS - NORTH DEPOSIT

Hole No	Ft.	Cu%	Ni%	TPM g/T
4146	8.3	10.4	0.3	10.2
4147	81.2	6.4	0.4	6.0
incl	30.8	15.7	0.7	13.2
4148	6.9	9.9	0.2	9.2

Notes and abbreviations to accompany these highlights are located below

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The SJV properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated March 23, 2004.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Please see the July 16, 2003 press release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. Dynatec is the mine operator for the Sudbury Joint Venture.  Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

TABLE 1- 2000 DEPOSIT - HOLES REPORTED TODAY

Borehole	West	South	Grid Bearing[o]	Dip[o]	Feet			%		g/t
					From	To	Length	Cu	Ni	Pt	Pd	Au	TPM
FNX4123B	1637.0	557.0	92.5	-64.3	2577.8	2725.0	147.2	2.1	0.7	2.8	1.7	0.6	5.1
				incl	2577.8	2674.0	96.2	2.6	0.9	3.8	2.2	0.9	6.8
				incl	2619.9	2674.0	54.1	2.6	1.3	4.3	2.3	0.9	7.5
				incl	2619.9	2648.8	28.9	3.2	2.3	4.1	2.6	1.1	7.8
FNX4124A	1539.0	96.0	88.0	-64.5	1981.1	1994.7	13.6	1.1	0.1	4.9	2.7	0.4	8.0
					2278.3	2284.6	6.3	1.0	0.3	0.5	0.2	0.3	1.0
FNX4125	1402.1	350.6	83.9	-58.5	1925.8	1949.5	23.7	2.2	0.1	0.5	1.0	0.2	1.7
FNX4127A	1789.8	399.7	84.0	-64.5	2585.4	2611.5	26.1	1.2	0.3	8.4	2.3	0.8	11.5
				incl	2644.5	2664.9	20.4	2.4	0.5	2.3	1.1	0.3	3.7
				incl	2978.0	2999.0	21.0	0.5	0.1	1.1	0.6	0.3	2.1
FNX4128	1401.5	351.4	87.0	-54.0				NSV
FNX4129	1544.1	95.1	84.4	-69.0				NSV
FNX4131	1638.6	555.7	84.0	-60.0	2112.9	2115.4	2.5	9.5	0.1	3.2	5.4	1.1	9.7
					2216.0	2454.2	238.2	1.4	0.2	0.8	1.0	0.6	2.5
				incl	2216.0	2232.5	16.5	4.1	0.2	0.6	1.1	0.2	1.8
				incl	2352.9	2362.6	9.7	3.7	0.5	1.8	1.1	4.4	7.3
				incl	2403.5	2454.2	49.8	3.6	0.5	1.7	3.4	0.4	5.5
				incl	2436.4	2451.4	15.0	8.3	1.0	2.1	7.7	0.5	10.3
FNX4132	1543.2	95.1	86.0	-57.0	2076.0	2079.4	3.4	18.5	0.8	3.9	2.4	0.9	7.2
FNX4133	1789.8	399.7	94.3	-69.5				NSV
FNX4133A	1789.8	399.7	96.0	-69.5				NSV
FNX4134	1497.0	253.0	93.0	-69.0	2201.7	2204.4	2.7	6.6	0.8	1.0	3.4	0.1	4.5
					2247.8	2258.1	10.3	3.5	0.3	1.9	2.7	0.3	5.0
					2319.2	2330.8	11.6	5.3	1.0	0.9	1.2	0.7	2.8
					2389.5	2648.3	258.8	4.6	0.6	2.5	2.6	0.8	5.9
				incl	2394.6	2407.0	12.4	2.3	0.4	6.0	2.0	1.0	9.0
				incl	2417.7	2429.2	11.5	2.5	0.1	9.4	2.9	1.0	13.3
				incl	2443.6	2454.4	10.8	29.3	0.3	5.4	12.6	1.8	19.7
				incl	2472.3	2491.0	18.7	5.6	0.3	3.3	3.5	1.0	7.7
				incl	2513.4	2541.6	28.2	2.4	0.8	2..5	2..0	1.1	5.6
				incl	2582.5	2643.2	60.7	9.2	1.3	2.5	4.5	1.5	8.5
				incl	2604.7	2636.5	31.8	15.9	2.8	4.0	8.0	2.3	14.3
				incl	2629.5	2636.5	7.0	25.4	1.3	6.6	18.3	0.4	25.2
				incl	2617.5	2639.0	21.5	17.5	2.2	4.8	10.4	3.6	18.7
					2653.8	2675.0	21.2	0.8	0.1	1.3	0.8	0.5	2.6
FNX4134B	1497.0	253.0	93.0	-69.0	2097.0	2100.0	3.0	4.4	1.0	1.1	2.0	0.2	3.3
					2134.5	2136.0	1.5	18.8	0.04	4.4	12.1	0.5	17.0
					2159.2	2209.2	50.0	3.2	0.3	1.6	2.0	1.4	5.1
					2273.1	2432.3	159.2	4.3	0.4	4.4	2.9	0.7	7.9
					2395.2	2418.3	23.1	7.7	0.8	10.0	3.5	1.3	14.8
					2467.1	2472.9	5.8	31.2	0.5	6.0	13.0	0.3	19.3
					2494.0	2496.3	2.3	22.4	0.7	6.1	6.3	4.2	16.5
FNX4135	1516.0	198.0	89.0	-72.0	2496.1	2503.2	7.1	0.6	0.1	4.2	1.8	0.6	6.6
					2539.0	2545.7	6.7	1.2	0.1	3.6	1.7	1.3	6.6
					2799.0	2804.0	5.0	0.5	0.1	3.7	1.8	0.6	6.1

TABLE 2 NORTH DEPOSIT - HOLES REPORTED TODAY

Borehole	East	North	Grid Bearing[o]	Dip[o]	Feet			%		g/t
					From	To	Length	Cu	Ni	Pt	Pd	Au	TPM
FNX4145	247.0	1900.0	270.0	-48.0	419.9	428.3	8.4	1.4	0.3	1.5	2.4	0.7	4.6
FNX4146	57.0	1900.0	270.0	-47.0	582.5	601.8	19.3	1.4	0.2	0.9	0.7	0.4	2.0
					647.7	656.0	8.3	10.4	0.3	2.8	4.5	2.9	10.2
					678.4	689.9	11.5	1.6	0.3	2.4	1.5	0.5	4.4
FNX4147	177.0	2000.0	270.0	-48.0	308.5	389.7	81.2	6.4	0.4	2.3	3.0	0.7	6.0
				Incl	349.9	380.7	30.8	15.7	0.7	4.6	7.0	1.6	13.2
					447.1	466.9	19.8	2.8	0.1	1.7	0.6	0.3	2.6
					520.0	538.5	18.5	0.3	0.1	1.1	0.7	0.6	2.4
					594.5	605.0	10.5	1.9	0.5	5.3	1.3	1.1	7.7
FNX4148	336.0	2000.0	270.0	-49.0	259.5	317.6	58.1	1.9	0.1	0.8	0.8	0.3	1.9
				Incl	259.5	266.4	6.9	9.9	0.2	4.5	4.0	0.7	9.2

Notes to Tables:

  The lengths reported are core intersection lengths; the true widths of the new FNX boreholes reported here are interpreted to be between 60% - 80% of the intersection lengths

  Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold

  TPM = total precious metals defined as Pt+Pd+Au

  g/T = grams per metric tonne

  nsv = no significant values

Sudbury Joint Venture
Norman Property
2000 Deposit

Figure 2

Inclined Longitudinal Section
Facing Grid West (311.25 True North)
Dipping -70 degrees Grid West
1000 L
1500 L
2000 L
2500 L
4054
4067
4128
4122
4097
4125
4098
4009
4068
4132
4099
4007
4095
4121
4096
4052
4006
4088
4005
4131
4002
4085
4083
4124A
4126
4004
4080
4001
4003
4084
4134B
4124
4123B
4089
4094
4008
4123
4134
4081
4090
4130
4087
4086
4129
4082
4127A
4127
4135
4091
4133
4092
4133A
Holes reported today
Holes previously reported
2000 Deposit
0
250
Feet
1000 S
500 S
00 S
Figure 2

FNX Mining Company Inc.
May, 2004

Figure 3

Sudbury Joint Venture
Norman Property
North Deposit

Longitudinal Section
Facing Grid West (311.25 True North)
13000 El
12500El
45
24
23
28
26
35
27
17
16
13
18
29
4148
11
20
25
14
21
15
19
36
22
31
10
44
37
4145
32
12
4147
38
43
4146
33
41
39
34
40
42
46 (12221EL)
Holes reported today
FNX Holes previously reported (14 = 4014)
Historical Borehole
0
100
Feet
1750 N
2000 N
2250 N

FNX Mining Company Inc.
May, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 19, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President